UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2021

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-0906953
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

3756 W. Avenue 40, Suite K #278

Los Angeles, CA 90065
 (Full mailing address of principal executive offices)

(213) 613-0464

Issuer’s telephone number, including area code

Item 3.	Financial Statement

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2021. The financial statements included in this filing as of and for the six month period ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

FINANCIAL STATEMENTS

F-1

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	2021	2020
Assets
Current Assets
Cash	$1,502,757	$655,276
Restricted cash	28,075	28,075
Accounts receivable, net	220,310	225,359
Inventories, net	226,823	189,384

Total Current Assets	1,977,965	1,098,094

Property and Equipment, net	1,469,712	1,469,712

Other Assets
Liquor licenses, net	152,154	152,144
Deposits	89,412	89,412

Total Other Assets	241,566	241,556

Total Assets	$3,689,243	$2,809,362

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$738,243	$725,554
Accrued expenses	165,149	113,894
Sales taxes payable	84,140	90,948
Gift certificate and customer deposit liabilities	5,739	12,757
Loans payable, bank		210,812
Deferred revenue	12,500	12,500
Deferred rent	79,419	89,848

Total Current Liabilities	1,085,190	1,256,313

Long-Term Liabilities
Loan payable, stockholder	100,000	100,000
Loans payable, bank, net of current portion	2,002,316	1,395,858

Total Long-Term Liabilities	2,102,316	1,495,858

Total Liabilities	3,187,506	2,752,171

Commitments and Contingencies (Notes 8 and 10)

Stockholders' Equity
Preferred stock, $.0001 par value:
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding	306	306
Common stock, $.0001 par value:
Class A common stock: 9,999,999 shares authorized, issued and outstanding	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding	303	303
Class C common stock: 1,068,220 shares authorized; 1,068,220 and no shares issued and outstanding, respectively	107	107
Additional paid-in capital - common stock	3,829,286	3,829,286
Accumulated deficit	(3,773,811)	(3,773,811)

Total Stockholders' Equity	57,191	57,191

Total Liabilities and Stockholders' Equity	$3,244,697	$2,809,362

The accompanying notes are an integral part of these financial statements.

F-2

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

	2021		2020
Revenues
Bar and restaurant sales	$2,058,915	84.5%	$1,892,933	80.9%
Consulting and management fees	139,600	5.7	217,180	9.3
Merchandise sales	149,817	6.1	146,818	6.3
Other revenue	87,974	3.6	82,084	3.5

Total Revenues	2,436,305	99.9	2,339,015	100.0

Cost of Goods Sold	569,289	23.4	555,067	23.7
Gross Profit	1,867,016	76.6	1,783,948	76.3
Operating Expenses
Salaries, wages and benefits	1,457,738	59.8	1,586,065	67.8
Occupancy expenses	242,630	10.0	330,470	14.1
Operating expenses	740,561	30.4	1,021,892	43.7
Expense reimbursements	(62,772)	(2.6)	(90,769)	(3.8)

Total Operating Expenses	2,378,157	97.6	2,847,658	121.7

Loss from Operations	(511,141)	(21.0)	(1,063,710)	(45.5)

Other Income (Expenses)
Loan forgiveness income	–	–	354,708	15.2
Other income	–	(0.1)	46,553	2.0
Interest expense	–	–	(11,179)	(0.5)

Total Other Income (Expenses)	–	–	390,082	16.7

Net Loss Before Income Taxes	(511,141)	(21.0)	(673,628)	(28.7)

Income Taxes	–	–	–	–

Net Loss	$(511,141)	(21.0)%	$(673,628)	(28.7)%

Basic and Diluted Net Loss per Share	$(0.141)		$(0.042)

The accompanying notes are an integral part of these financial statements.

F-3

 GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

		Par Value
					Preferred	Additional
	Number of	Common Stock			Stock	Paid in	Accumulated
	Shares	Class A	Class B	Class C	Series A	Capital	Deficit	Total

Balance December 31, 2018	15,519,028	$1,000	$303	$–	$249	$2,300,848	$(669,386)	$1,633,014

Stock Issued
Issued for cash, net of offering costs	567,626	–	–	–	57	499,944	–	500,001
Issued for services rendered	–	–	–	–	–	360,111	–	360,111

Total Stock Issued	567,626	–	–	–	57	860,055	–	860,112

Net Loss	–	–	–	–	–	–	(692,125)	(692,125)

Balance December 31, 2019	16,086,654	1,000	303	–	306	3,160,903	(1,361,511)	1,801,001

Stock based compensation	–	–	–		–	668,383	–	668,383

Net Loss	–	–	–	–	–	–	(673,628)	(673,628)

Balance June 30, 2020	16,086,654	$1,000	$303	$–	$306	$3,829,286	$(2,035,139)	$1,795,756

Stock Issued for Services Rendered	1,068,220	–	–	107	–		–	107

Net Loss	–	–	–	–	–	–	(1,738,672)	(1,738,672)

Balance December 31, 2020	17,154,874	$1,000	$303	$107	$306	$3,829,286	$(3,773,811)	$57,191

Stock Issued for Services Rendered		–	–		–		–	–

Net Loss	–	–	–	–	–	–	(511,141)	(511,141)

Balance June 30, 2021	17,154,874	$1,000	$303	$107	$306	$3,829,286	$(4,284,952)	$(453,950)

The accompanying notes are an integral part of these financial statements.

F-4

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

	2021	2020
Cash Flows from Operating Activities:
Net loss	$(511,141)	$(673,628)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock compensation	–	166,205
Depreciation and amortization	–	66,896
Loan forgiveness income	–	(354,708)
Change in:
Accounts receivable	(5,049)	146,703
Inventories	(37,439)	7,266
Deposits	–	(16,042)
Accounts payable	12,689	176,669
Accrued expenses	51,255	(213,221)
Sales taxes payable	(6,808)	43,591
Gift certificate and customer deposit liabilities	(7,018)	69,214
Deferred revenue	–	(72,667)
Deferred rent	(10,429)	11,655

Net Cash Provided by (Used in) Operating Activities	(513,940)	(642,067)

Cash Flows from Investing Activities:
Purchases of property and equipment	–	(150,111)
Purchases of liquor licenses	–	–

Net Cash Used in Investing Activities	–	(150,111)

Cash Flows from Financing Activities:
Proceeds from loans payable, bank	395,646	1,389,370
Proceeds from loan payable, stockholder	–	–
Capital contributions	–	–

Net Cash Provided by Financing Activities	395,646	1,389,370

Net Decrease in Cash and Restricted Cash	(118,294)	597,192

Cash and Restricted Cash - Beginning	1,340,392	743,200

Cash and Restricted Cash - Ending	$1,222,098	$1,340,392

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$–	$11,180

Income taxes	$–	$–

The accompanying notes are an integral part of these financial statements.

F-5

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

Nature of Business

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of June 30, 2021, operates three bar and restaurant locations through its wholly-owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. Los Angeles, LLC. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

Basis of Presentation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Conversion to Corporation

On October 8, 2020 Gin & Luck LLC converted to a corporation and exchanged its members equity units to shares of stock in the corporation (Note 11).  The financial statements are presented on a retroactive basis as if the conversion had occurred as of the beginning of the period presented.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at June 30, 2021 or 2020.

Accounts Receivable

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. Based on management’s evaluation of accounts receivable, no allowance for doubtful accounts has been recorded at June 30, 2021 or December 31, 2020.

F-6

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded at June 30, 2021 or December 31, 2020.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the periods ended June 30, 2021 or 2020.

Revenue Recognition

The Company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement.

F-7

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the periods ended June 30, 2021 or 2020. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising is expensed as incurred. Advertising expense for the period ended June 30, 2021 and 2020 was $7,709 and $70,679, respectively.

Pre-Opening Costs

The Company’s pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. Pre-opening costs are expensed as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
•	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

F-8

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

The carrying amounts reported in the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company’s securities are recorded as a reduction of additional paid-in capital received.

Income Taxes

On October 8, 2020, the Company converted from an LLC to a corporation (Note 11) and pays income taxes at the corporate level beginning with the year ending December 31, 2020.

The Company applies the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a threshold for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure. The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the owners. The Company has determined that there are no uncertain tax positions that would have a material effect on the consolidated financial statements as of June 30, 2021 or 2020. No income tax examinations are currently pending.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

F-9

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. In May 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2019. The Company is currently in the process of evaluating the potential impact of this new guidance.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company is currently in the process of evaluating the potential impact of this new guidance.

2.	ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 2021 and December 31, 2020 consist of the following:

	June 30, 2021	December 31, 2020

Trade receivables	$220,310	$225,359
Settlement receivable	–
Other receivables	–

	$220,310	$225,359

F-10

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

3.	PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2021 and December 31, 2020 consists of the following:

	June 30, 2021	December 31, 2020

Leasehold improvements	$1,176,958	$1,176,958
Machinery and equipment	241,777	241,777
Furniture and fixtures	228,331	228,331

	1,647,066	1,647,066
Less accumulated depreciation	(177,354)	(177,354)

	$1,469,712	$1,469,712

Depreciation expense totaled $155,545 and $15,305 for six-month period ended June 30, 2021 the year ended December 31, 2020, respectively.

4.	LOANS PAYABLE

Paycheck Protection Program Loans

On May 1, 2020, the Company was granted a loan from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program (PPP) of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loan matures on May 1, 2025 and bears interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loan may be repaid at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, part or all of the loan may be forgiven if it was used for qualifying expenses as described in the CARES Act. Qualifying expenses paid with loan proceeds as of December 31, 2020 totaled $354,708. Because the Company used the entire loan proceeds for qualifying expenses and expects the entire loan to be forgiven, the loan balance is included in current liabilities at December 31, 2020.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration in the aggregate amount of $317,300 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. The loan may be repaid at any time prior to maturity with no prepayment penalties. As of June 30, 2021 the company was fully approved and funded for the total aggregate amount of $317,300 in accordance with the EIDL program.

F-11

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

Shareholder Loan

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The Company has exercised the optional extension, this loan is included in current liabilities at June 30, 2021.

5.	MEMBERS’ EQUITY

Conversion to Corporation

On October 8, 2020, the Company converted from an LLC to a Delaware corporation. Each common unit was converted to one share of Class A common stock. Each profits interest unit was converted to one share of Class B or Class C common stock, depending on the profits hurdle amount in the profits interest unit grant agreement. Each Series A Preferred Unit was converted to one share of Series A preferred stock. The common stock and preferred stock issued in connection with the conversion from the LLC to corporation carry rights and privileges as provided to such class of equity in the LLC agreement.

LLC ownership units outstanding on October 8, 2020 were converted to shares of corporate stock as follows:

	LLC	Corporation

Series A Preferred	3,061,653	3,061,653

Common	9,999,999
Common Class A		9,999,999

Profits interest	4,093,220
Common Class B		3,025,000
Common Class C		1,068,220

	17,154,872	17,154,872

Member Units

The Company’s previous limited liability company agreement (the LLC agreement) provides for three classes of membership units: common units, Series A preferred units, and profits interest units. Authorized and outstanding ownership units at June 30, 2021 and December 31,2020 consist of the following:

F-12

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

	LLC		Corporation
	Authorized	Outstanding	Authorized	Outstanding

Series A Preferred	3,583,287	3,061,653	3,061,653	3,061,653

Common	9,999,999	9,999,999
Common Class A			9,999,999	9,999,999

Profits interest	4,788,202	3,025,000
Common Class B			3,025,000	3,025,000
Common Class C			1,068,220	1,068,220

	18,371,488	16,086,652	17,154,872	17,154,872

Member Units (Continued)

The Company has been managed by a Board of Managers (the Board) as outlined in the LLC Agreement. Common unit and profits interest unit holders collectively had the right to name three Board members and Series A preferred unit holders had the right to name one Board member.

Distributions

The LLC agreement authorized the Board to make discretionary distributions to the LLC members in accordance with their allocation percentages; however, no distributions would be made to a member if the distribution would create a negative capital account balance, or increase the amount by which the member’s capital account balance is negative.

Unit-based compensation

The LLC agreement authorized the Board to grant profits interest units to individuals in exchange for services performed or to be performed for the Company. The total number of units available for issuance under the plan is 4,788,202. Such units are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each unit grant agreement. The units are subject to a vesting schedule as specified in each grant agreement.

The fair value of each grant is estimated by the Company based on the price of membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. 1,068,220 units were granted during the year ended December 31, 2020. No units were granted during the period ending June 30, 2021. Unit-based compensation expense included in salaries, wages and benefits was $668,490 for the year ended December 31, 2020

Each profits interest units grant includes a profits interest hurdle for such units on the basis of the liquidation value of the profits interest units immediately prior to the issuance of such profits interest units.

F-13

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

Conversion rights

Series A preferred units were convertible at the holder’s option to common units at any time and without payment of additional consideration. The conversion price and the rate at which Series A preferred units could be converted into common units were subject to the terms of the LLC agreement.

Liquidation rights

In case of liquidation, dissolution or winding up of the company, holders of Series A preferred units will first receive a preferential distribution in the amount of their original purchase price plus a return rate specified in the LLC agreement, as adjusted for cumulative distributions made prior to liquidation. After the preferential amounts to which the holders of Series A preferred units may be entitled, the holders of all outstanding shares of common units will receive distributions to the extent of, and in proportion to, their unreturned capital contributions, until their capital accounts are reduced to zero. Lastly, all members will receive distributions in proportion to their respective income allocation percentages; however, distributions to profits interest unit holders are limited by a threshold value as specified in the LLC agreement.

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding units of the Company, such an offer would have to be approved by the Board, a majority interest of the Series A preferred unit holders, and the common unit holders, each voting as separate classes.

“Drag-along” rights

In the event of an approved sale, all unit holders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

“Tag-along” rights

In the event of an approved sale, each unit holder would have the right to participate in the approved sale and sell all or a portion of their units to the purchaser on the same terms and conditions applicable to all other units subject to purchase.

6.	BUSINESS COMBINATION

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 10,000,000 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost.

F-14

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

7.	RELATED PARTY TRANSACTIONS

As of June 30, 2021 and December 31, 2020, accounts payable includes $111,455 and $91,012, respectively, for shared labor and event fees due to a hotel in which the Company operates (Note 9).

On February 28, 2020, the Company was granted a loan from a stockholder (Note 4).

The Company, through its subsidiary Proprietors, LLC, provides consulting, marketing and management services to entities that are related to the Company’s management through common ownership. Revenue received from related parties totaled $0.00 and $2,400 for the periods ended June 20, 2021 and December 30,2020, respectively.

8.	SEGMENT INFORMATION

The Company’s operating segments consist of its bar and restaurant operations (Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of June 30, 2021 and December 31, 2020.

Segment information is presented below:

	June 30, 2021	December 31, 2020
Revenues:
Bar and restaurant operations	$2,146,889	$2,834,025
Consulting and management services	139,600	507,135
Merchandise sales	149,817	361,612

	$2,436,306	$3,702,772

Income (loss) from operations:
Bar and restaurant operations	$191,616	$(1,033,966)
Consulting and management services	(138,766)	(1,402,740)
Merchandise sales	26,667	63,388

	$79,517	$(2,373,318)

	June 30, 2021	December 31, 2020
Total assets:
Bar and restaurant operations	$3,217,789	$2,436,263
Consulting and management services	470,169	316,559
Merchandise sales	36,897	56,540

	$3,724,855	$2,809,362

F-15

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

9.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of June 30, 2021 and December 30, 2020, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of June 30, 2021 December 31, 2020 :

	June 30, 2021	December 31, 2020

Net loss	$(511,141)	$(2,407,300)

Common shares outstanding	17,154,874	17,154,874

10.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. Total rent expense for the period ending June 30, 2021 was and $142,910 year ending December 31, 2020 was $425,839   and respectively, and is included in occupancy expenses in the accompanying consolidated financial statements.

The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company is obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease requires minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,036 plus 5% of monthly sales exclusive of special event sales. The minimum monthly rent increases annually up to $12,715 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. All deferred rents will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York, New York. The lease requires minimum monthly payments of $6,250. The minimum monthly rent increases annually up to $7,000 as of October 1, 2021. The lease expires in September 2022.

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and therefore paid 25% of its monthly rental.

F-16

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND 2020

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,521. The minimum monthly rent increases annually up to $13,728 as of October 1, 2028. The lease expires in September 2029 and includes two options to renew for terms of five years each.

As a result of the COVID-19 pandemic, 50% of the minimum monthly rental was deferred starting in September 2020, which will be paid over a twelve month period at a time that is yet to be determined.

As of December 31, 2020, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Years ending December 31,
2021	$221,786
2022	328,260
2023	283,061
2024	296,197
2025	304,654
Thereafter	1,062,679

$2,496,637

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

11.	COVID-19 PANDEMIC

On January 30, 2020, the World Health Organization declared an international public health emergency over the spread of the COVID-19 coronavirus.

The outbreak and responses to the virus have significantly disrupted and will continue to disrupt the Company’s business. In the United States and other regions, social distancing restrictions have been enacted. In response to the COVID-19 pandemic, the Company temporarily closed all three of its locations and shifted to an off-premise only operating model. The Company’s Los Angeles location has not reopened and is limited to off-premise sales. The Denver and New York locations were allowed to reopen in various stages of indoor and outdoor service between the months of June and September 2020. Both had been ordered to close again by December 2020 and shifted to off-premise service only; however, as of February 2021, the Denver and New York locations are open for indoor service with limited capacity, and the Los Angeles location is open for outdoor service.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the operational and financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

F-17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,  in the City of Los Angeles, State of California, on January 21, 2022.

Gin & Luck Inc.

/s/ David J. Kaplan

By David J. Kaplan
CEO of Gin & Luck Inc.

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David J. Kaplan

David J. Kaplan, Chief Executive Officer, Chief Financial Officer and Principal Account Officer

Date: January 21, 2022